July 29, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Blue Holdings, Inc. Responses to Staff Comments of July 17, 2008 with respect to: Item 4.02 Form 8-K Filed July 14, 2008 File No. 000-32297

Ladies and Gentlemen:

On behalf of Blue Holdings, Inc. (the “Company”) and in response to the comment letter dated July 17, 2008 (the “Comment Letter”) transmitted to the Company by the staff of the Commission, Division of Corporation Finance (the “Staff”), I hereby notify the Staff that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone the undersigned at (949) 500-0301.

Sincerely,
/s/ Eric Hohl
Eric Hohl
Chief Financial Officer

4901 Zambrano Street, Commerce, CA 90040
Tel: 323-726-1913
Fax: 323-726-6857